

May 5, 2011

Paul J. Pucino
Chief Financial Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

     Re: THQ Inc.
         Form 10-K for the Fiscal Year Ended March 31, 2010
         Filed June 4, 2010
         File No. 001-15959

Dear Mr. Pucino:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         /s/ Kathleen Collins

         Kathleen Collins
         Accounting Branch Chief